Filed Pursuant to Rule 424(b)(3)

File Number 333-179226

Supplement No. 2

(To prospectus dated March 28, 2012)

BOOMERANG SYSTEMS, INC.

Up to $11,624,520 aggregate principal amount of 6% convertible notes due 2016 and warrants to purchase up to 2,844,382 shares of common stock and shares of common stock issuable upon conversion of the notes and the warrants
and 60,000 shares of common stock and
60,000 shares of common stock issuable
upon exercise of warrants

This prospectus supplement No. 2 supplements and amends the prospectus dated March 28, 2012, as supplemented amended by prospectus supplement No. 1, dated May 22, 2012 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On June 20, 2012, Boomerang Systems, Inc. filed with the Securities and Exchange Commission a current report on Form-K.

The date of this prospectus supplement is June 21, 2012

Item 1.01 Entry into a Material Definitive Agreement.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 14, 2012, Boomerang Systems, Inc. (the “Company”) accepted $5.0 million in subscriptions to purchase 6% convertible promissory notes due on June 14, 2017 (“Notes”) in the aggregate principal amount of $5.0 million and warrants to purchase common stock (“Warrants” and collectively with the Notes, the “Securities”) of the Company, par value $.001 per share (“Common Stock”) in a private placement (the “Offering”) for aggregate gross cash proceeds of $5.0 million. For each $100,000 invested, a subscriber was issued a $100,000 principal amount Note and Warrants to purchase 20,000 shares of the Company’s Common Stock. The Company issued the Notes and Warrants pursuant to the subscription agreements entered into with each of the subscribers (collectively, the “Subscribers”).

In connection with the Offering, the following related parties of the Company participated in the Offering.

Name	Notes issued in Offering	Warrants issued in Offering
MRP Holdings LLC(1)	$150,000	30,000
Sail Energy, LLC(2)	$510,000	102,000
Heather Mulvihill(3)	$100,000	20,000
IA 545 Madison Assoc.(4)	$200,000	40,000
David Kent and Christine W. Koch(5)	$75,000	15,000

(1)	Mark R. Patterson, the sole member of MRP Holdings LLC, is the Company’s Chief Executive Officer and a director.
(2)	Sail Energy, LLC is owned by Gail Mulvihill, a principal stockholder and mother of Christopher Mulvihill, the Company’s President and director.
(3)	Heather Mulvihill is the sister-in-law of Christopher Mulvihill and daughter-in-law of Gail Mulvihill.
(4)	Burton I. Koffman, a partner of IA 545 Madison Assoc., is a principal stockholder of the Company.
(5)	David Kent Koch is the Company’s Chief Operating Officer.

The Notes are convertible into Common Stock at $5.00 per share (the “Conversion Price”), subject to weighted average adjustment for issuances of common stock or common stock equivalents below the Conversion Price, subject to certain exceptions. Additionally, the Conversion Price may not be adjusted below $0.25.

Interest accrues on the Notes at 6% per annum. Interest is payable quarterly, commencing on June 30, 2012. At the Company’s option, interest may be payable in: (i) cash or (ii) shares of the Common Stock. If the Company elects to pay interest in shares of its Common Stock on an interest payment date, the number of shares issuable will be equal to the quotient obtained by dividing the amount of accrued and unpaid interest payable on such interest payment date by the lesser of: (i) the Conversion Price, and (ii) the average of the last sale price of the Common Stock during the ten (10) consecutive trading days ending on the fifth (5th) trading day immediately preceding such interest payment date (the “Average Price”), if the average daily trading volume (the “ADTV”) of the Common Stock for the ten (10) trading days prior to the interest payment date is less than $100,000 per day, provided, however if the ADTV is equal to or greater than $100,000, it will be the Average Price, and not the Conversion Price.

The outstanding principal amount of the Notes and accrued and unpaid interest thereon will automatically convert into a number of shares of Common Stock determined by dividing the outstanding principal amount of the Notes plus accrued and unpaid interest thereon, by the Conversion Price in effect on the mandatory conversion date. The mandatory conversion date is the date on which (i) the last sale price of the Common Stock on 20 of the 30 immediately preceding trading days equals or exceeds 200% of the Conversion Price; (ii) the shares issuable upon conversion of the Notes are eligible for resale under an effective registration statement and/or Rule 144 promulgated under the Securities Act of 1933, as amended, without restriction as to volume or manner of sale, and (iii) the ADTV during such 30 trading day period equals or exceeds $500,000.

If an event of default as defined in the Notes exists, the holder may declare the entire principal of, and all interest accrued and unpaid on, the Note then outstanding to be due and payable.

For so long as the Notes are outstanding, without the prior written consent of the holders of at least a majority of the aggregate principal amount of the Notes, the Company may not:

•	create, incur, assume or suffer to exist, any indebtedness, contingent and otherwise, which should, in accordance with generally accepted accounting principles consistently applied, be classified upon the Company's balance sheet as liabilities and which would be senior or pari passu in right of payment to the Notes, except for: (i) secured or unsecured debt issued to a bank or financial institution on commercially reasonable terms, or (ii) any other debt not to exceed $5 million, individually, or in the aggregate;

•	and may not permit its subsidiaries to, engage in any transactions with any officer, director, employee or any affiliate of the Company, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $50,000, other than: (i) for payment of reasonable salary for services actually rendered, as approved by the Board of Directors of the Company as fair in all respects to the Company, (ii) reimbursement for expenses incurred on behalf of the Company (iii) transactions and written arrangements in existence on the date of the initial issuance of the Notes, and any amendments, modifications, cancellations, terminations, limitations and waivers approved by a majority of the independent disinterested directors of the Company; and

•	and may not permit any subsidiary to: (i) declare or pay any dividends or make any distributions to any holder(s) of Common Stock or such subsidiaries (other than dividends and distributions from a subsidiary to the Company) or (ii) purchase or otherwise acquire for value, directly or indirectly, any shares or other equity security of the Company, other than the Notes or Warrants.

The Warrants are exercisable at $5.00 per share, subject to weighted average adjustment for issuance below the exercise price, subject to certain exceptions. Additionally, the Exercise Price may not be adjusted below $0.25. Cashless exercise is permitted if the average trading volume of the Company’s Common Stock during at least five (5) of the ten (10) consecutive trading days immediately preceding the date of the notice of exercise is at least 10,000 shares, and will be based upon the average of the last sale price of the Common Stock during the five (5) consecutive trading days prior to the notice of exercise. In certain instances, a holder shall not be permitted to exercise the Warrant if such exercise would result in such holder’s total ownership of the Company’s Common Stock exceeding 4.9%. The Warrants expire on June 14, 2017.

In connection with the Offering, the Company paid a placement agent and another registered broker-dealer cash fees of approximately $274,000 in the aggregate. The Company issued to the placement agent warrants (the “Placement Agent Warrants”) to purchase 41,700 shares of Common Stock, which expire on June 14, 2017. The Placement Agent Warrants contain substantially the same terms as those issued to Subscribers.

The Company also entered into a registration rights agreement with the Subscribers. Pursuant to the registration rights agreement, the Company agreed to file a registration statement within 90 days after the final closing date of the Offering which must occur no later than 30 days from June 14, 2012 (the “Closing Date”) to register for resale the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants and Placement Agent Warrants (collectively, the “Registrable Shares”). In the event that the SEC limits the number of Registrable Shares that may be included in the registration statement, the Company shall include only those Registrable Shares permitted by the SEC and shall file additional registration statements at the earliest practical date as the Company is permitted to do so in accordance with SEC guidelines. The Company shall use its best efforts to cause (i) the Registration Statement to be effective within 150 days of the Closing Date, and (ii) any additional registration statements to be declared effective within 90 days of the required filing date.

In the event that a registration statement is not filed or declared effective by the SEC by the applicable deadline, the Company will pay to the holders of Registrable Shares an amount equal to 1% of the original principal amount of the investor’s Note, multiplied by a fraction with the numerator equal to the number of Registrable Shares that were required to be included in the Registration Statement which is not so filed, declared effective or maintained and otherwise are unsold at the time of such failure and the denominator equal to the sum of the total number of shares issued or issuable to the Investor upon conversion of the Notes and exercise of the Warrants purchased pursuant to the Subscription Agreement and owned by such holder.

The foregoing brief summary of the Notes, Warrants, Placement Agent Warrants and Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the documents which will be filed with the Securities and Exchange Commission.

The securities sold in the Offering have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Item 3.02 Unregistered Sales of Equity Securities.

In June 2012 in connection with the Offering, the Company issued the Notes convertible into an initial aggregate amount of 1,000,000 shares of Common Stock, Warrants to purchase an initial aggregate amount of 1,000,000 shares of Common Stock and Placement Agent Warrants to purchase an initial amount of 41,700 shares of Common Stock. The terms of the Notes, Warrants and Placement Agent Warrants are described above in Items 1.01 and 2.03 which are incorporated herein.

The Company maintains that the issuance of these securities is exempt under the Securities Act of 1933, as amended, in reliance upon the provisions of Section 4(2) and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. No underwriters were employed in the transaction. The securities will be deemed restricted securities for purposes of the Securities Act.